SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46861

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

A.R. Schmeidler and Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Peter G. Kandel, Jr. (212) 687-9800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek and Company LLC
(Name - *if individual, state last, first, middle name)*

354 Eisenhower Parkway Suite 2050 (Address) Livingston (City) NJ (State) 07039 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2008
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter G. Kandel, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.R. Schmeidler and Co., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK
COUNTY OF NEW YORK

Signature

CFO and FinOp

Title

Elizabeth M Cancel 04/02/08

Notary Public

ELIZABETH M. CANCEL
Notary Public, State of New York
No. 01CA6077508
Qualified In Kings County
Commission Expires July 15, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A.R. SCHMEIDLER & CO., INC.
(A wholly owned-subsidiary of Hudson Valley Bank)
(SEC I.D. No. 8-46861)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

* * * * * * *

This report is filed pursuant to
Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934, as a Public Document.

A.R. SCHMEIDLER & CO., INC.
(A wholly owned-subsidiary of Hudson Valley Bank)
New York, New York

FINANCIAL STATEMENTS
December 31, 2007

CONTENTS

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder of
A.R. Schmeidler & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of A.R. Schmeidler & Co., Inc. as of December 31 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of position provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A.R. Schmeidler & Co., Inc. at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Livingston, New Jersey
February 28, 2008

A. R. SCHMEIDLER & CO., INC.

(A wholly-owned subsidiary of Hudson Valley Bank)

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2007

ASSETS

Cash	$ 2,300,250
Receivable from brokers	115,271
Deposit with clearing brokers	100,000
Advisory fees receivable	77,201
Securities owned at fair value—U.S. treasury bills and Money Market Fund	2,085,880
Property and equipment, at cost, net of Accumulated depreciation $ 479,771	436,163
Leasehold Improvements, at cost, net of Accumulated amortization $ 88,904	1,244,660
Goodwill	13,998,779
Other intangibles	2,128,929
Other assets	178,648
TOTAL ASSETS	$ 22,665,781

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 502,476
Deferred Taxes Payable, net of deferred tax assets	458,842
Income taxes payable	153,891
Total liabilities	1,115,209
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value—authorized, 100,000 shares; issued and outstanding, 20,000 shares	200
Additional paid-in-capital	17,127,618
Retained earnings	4,422,754
Total stockholder's equity	21,550,572
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 22,665,781

See notes to financial statements.

A. R. SCHMEIDLER & CO., INC.

(A wholly-owned subsidiary of Hudson Valley Bank)
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2007

1. ORGANIZATION

A. R. Schmeidler & Co., Inc. (the "Company") was incorporated in New York State in 1971 and is a broker-dealer registered with the U.S. Securities and Exchange Commission. Its principal source of income is derived from investment advisory fees.

On October 1, 2004, the stock of the Company was acquired by Hudson Valley Bank (the "Parent") for an initial cost of $7,321,340. The purchase price in excess of fair value of net assets acquired has been allocated to goodwill and other intangibles. In accordance with the terms of the purchase agreement, the Parent may make additional performance-based payments over the five years subsequent to the acquisition. These additional payments are accounted for as additional purchase price, which increases the recorded goodwill (see Note 3).

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements:

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. They also affect reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts. Impairment of goodwill, or the lack their of, is particularly subject to change.

Securities Transactions—The Company records all of its transactions on an accrual basis for reporting purposes; security purchases and sales (and related commission revenue and expense) are reported as of the trade date and dividend income on the ex-dividend date.

Security Valuation—Marketable securities are valued at fair value based upon the quoted market price for each security.

Property, Equipment and Leasehold Improvements —Depreciation is provided by the straight-line method over the estimated useful lives of three to seven (3-7) years. Leasehold improvements are amortized over the life of the lease, or the useful life of the improvement, whichever is less.

Goodwill and Other Intangible Assets— Goodwill is not subject to amortization. Identified intangible assets that have finite useful lives are amortized over those lives by a method which reflects the pattern in which the economic benefits of the intangible asset are used. All goodwill and identified intangible assets are subject to impairment testing on an annual basis, or more often if events or circumstances indicate that impairment may exist. If such testing indicates impairment in the values and/or the remaining amortization periods of the intangible assets, adjustments are made to reflect such impairment. The Company's impairment evaluations as of December 31, 2007, did not indicate impairment of its goodwill or intangible assets.

Income Taxes—The Company is included in the consolidated federal return of its Parent. For financial reporting purposes, the Company determines its federal income tax assets and liabilities on a separate company basis in accordance with an informal tax sharing agreement with the Parent. The Company files separate New York State and City tax returns.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement-carrying amount of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

3. GOODWILL AND OTHER INTANGIBLES

In connection with the acquisition of the Company by its Parent in 2004, the Company recorded customer relationship and non-compete agreement intangible assets, which have amortization periods of 13 and 7 years, respectively. The Company also recorded goodwill, which may increase as the result of additional performance based payments over the five-year period subsequent to the acquisition. The deferred tax effect of goodwill, which is deductible for tax purposes only, has been reflected in the Company's Statement of Financial Condition as a reduction of the balance of goodwill.

The components of intangible assets are as follows as of December 31, 2007:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer list	$2,470,000	$617,500	$1,852,500
Non-compete agreement	516,000	239,571	276,429
Total	$2,986,000	$857,071	$2,128,929

The components of goodwill are as follows:

	Gross Carrying Amount
Balance—December 31, 2007	$ 13,998,779

4. INCOME TAXES

The tax effect of temporary differences given rise to the Company's deferred tax assets and liabilities are as follows:

Deferred Tax Asset/(Liabilities):

	Balance 12/31/07
Non Compete	$ 38,792
Customer list	(63,933)
Lease	161,398
Goodwill	(595,099)
Total deferred tax liability, net	$ (458,842)

Balance
12/31/07

A net deferred tax asset of $136,257 has been provided for based on the temporary differences relative to the amortization of identified intangibles and lease payments. The deferred tax effects of goodwill deductible for tax purposes have been reflected in the Company's Statement of Financial Condition as deferred tax payable of $(595,099).

The federal statutory tax rate of 35% differs from the Company's effective tax rate due to state and local taxes, net of federal benefits.

5. COMMITMENTS

In August 2006, the Company entered into a lease agreement for a new space. The lease is a 128 month lease expiring in May 2017. The lease contained an eight month rent holiday in 2006. The company accrued $351,895 of deferred rent as of December 31, 2007. The minimum lease payments are subject to increase in the landlord's operating expenses

Future minimum rental commitments on a cash basis are payable for the years ended December 31, as follows:

2008	$ 515,810
2009	528,706
2010	541,923
2011	561,154
2012	592,232
through 2017	2,798,190
Total Minimum Rental Commitments	$ 5,538,015

The minimum lease payments are subject to escalation payments. The tenant's minimum lease payments may be increased for the tenant's proportional share of tax increases against the land or building. The Company's new lease contains a one-time five-year renewal option. The Company has a security deposit in the amount of $125,000 for the leased office space.

6. CUSTOMER MANAGEMENT

The Company does not retain customer's cash and securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. However, if customers' checks or securities are received, the Company's personnel immediately deliver these checks and securities to the clearing broker. The Company clears customer transactions through Bear Stearns, Fidelity, and Pershing. At December 31, 2007, the company had $100,000 in cash in deposit with Pershing and a U.S. treasury bill valued at $100,000 in deposit at Bear Stearns to satisfy their deposit agreements with each clearing broker.

7. PROFIT SHARING PLAN

The Company has a profit sharing plan covering substantially all full-time employees. There was no contribution made for the year ended December 31, 2007.

8. FIXED ASSETS

The major classes of fixed assets as of December 31, 2007 were as follows:

	Cost	Accumulated Depreciation & Amortization	Net of Accumulated Depreciation & Amortization
Leasehold Improvements	$ 1,333,564	$ 88,904	$ 1,244,660
Furniture & Equipment	698,339	287,245	411,094
Computer Software	217,595	192,526	25,069
Total Fixed Assets	$ 2,249,498	$ 568,675	$ 1,680,823

9. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various investment securities transactions with counterparties which are primarily broker-dealers and banks. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company has cash in banks which at times may exceed federally insured limits.

10. RELATED PARTY TRANSACTIONS

As of December 31, 2007 the Company had an outstanding payable for referral fees of $1,395, overhead payable of $46,500, and taxes payable of $152,678 to the Parent.

11. NET CAPITAL REQUIREMENT

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum "net capital" amount, as defined under such rule.

As of December 31, 2007 the Company's net capital was computed to be $1,646,224, exceeding its minimum requirements of $100,000 by $1,546,224. The ratio of aggregate indebtedness to the net capital was 0.40 to 1.

The Company is exempt from the provisions of Securities Exchange Act Rule 15c3-3 relating to the maintenance of customer reserve accounts and possession or control of customer securities pursuant to paragraph (k)(2)(ii), since the Company does not hold funds or securities of customers.

12. ACCOUNTING FOR UNCERTAINY IN INCOME TAXES

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No. 109 ("FIN 48") which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Management adopted FIN 48 for the Company on January 1, 2007. The Company is subject to U.S Federal income tax as well as other state income tax. The Company is no longer subject to examination by taxing authorities for years before 2004. Management determined that there was no impact on its results of operations and financial condition due the adoption of FIN 48.

* * * * *

END